

July 16, 2024

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
101 East Park Boulevard, Suite 805
Plano, TX 75074

>   **Re: Yum China Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 1-37762**

Dear Joey Wat:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 66

1.   Wherever you present Restaurant margin, please also disclose with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Chan, Chief Legal Officer